January     , 2022

Charles Schwab & Co., Inc.

211 Main Street

San Francisco, CA 94105

RE:	PIMCO Access Income Fund

Dear Charles Schwab & Co., Inc.:

With respect to the support to be provided by Charles Schwab & Co., Inc. (“Schwab”) to trustees of PIMCO Access Income Fund (the “Fund”) and officers and employees (which includes, for purposes of this agreement, immediate family members of employees for whom the employee must preclear trades pursuant to PIMCO’s internal policies) of the Fund and/or Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”), who have, at the time of indication of interest in participation of the Offering (as defined below), a Schwab account with assets at least equal to the value of Common Shares (as defined below) to be allocated to such individual pursuant to this agreement (“PIMCO Eligible Participants”)1 regarding the initial public offering (the “Offering”) of the Fund, the undersigned hereby agrees to the terms and conditions set forth below.

1.

The Fund hereby directs Schwab to allocate                  shares of the Fund’s common shares of beneficial interest, par value $0.00001 per share (“Common Shares”), received in connection with the Fund’s initial public offering, to the accounts of the PIMCO Eligible Participants identified on Exhibit A hereto (“Directed Share Invitees”) in the corresponding amounts specified on Exhibit A hereto.

2.

The Fund hereby confirms that Schwab has not had, and will not at any time in the future have, involvement in or influence on, directly or indirectly, the Fund’s allocation decisions with respect to such Common Shares.

3.

The Fund and Schwab acknowledge that none of the underwriters set forth in the Fund’s underwriting agreement (the “Underwriting Agreement”) (and/or their affiliates/broker dealers) requested the Common Shares to be allocated to the aforementioned persons/entities.

4.

Both parties (Schwab and PIMCO) will establish a central “Fund Support Team” to facilitate communications regarding any open issues (including, but not limited to documentation, individual account restrictions and funds sufficiency), escalation and resolution, as necessary. PIMCO will request PIMCO Eligible Participants interested in participating in the Offering to utilize the PIMCO Fund Support Team. Likewise, Schwab’s IPO Team will route communications and escalations through the PIMCO Fund Support Team to ensure both parties can accurately track PIMCO Eligible Participants, order status and any issues requiring resolution.

5.

Schwab will provide phone support to the PIMCO Fund Support Team from the date of this agreement to the confirmation deadline described below. By a date and time reasonably requested by PIMCO, which date shall be no later than Midnight ET on the night of pricing, Schwab will review the indications of interest received by PIMCO from PIMCO Eligible Participants to confirm whether the selected account(s) of such PIMCO Eligible Participants are adequately funded to purchase the number of shares for which an indication of interest has been submitted and confirm whether Schwab is aware of any particular issues or concerns which may affect whether an indication of interest can be fulfilled in the account(s) selected by the PIMCO Eligible Participants, and if any funding or other particular issues arise by Midnight ET on the night of pricing (or an earlier date and time as may be agreed upon between PIMCO and Schwab), such PIMCO Eligible Participant will not be allocated Common Shares. A decision by PIMCO to reject a particular Directed Share Invitee’s request to purchase Common Shares shall be accepted by Schwab without consideration to reasonableness. If a PIMCO Eligible Participant who has confirmed to Schwab that they will purchase Common Shares in the Offering does not make payment by the settlement date, Schwab will apprise the PIMCO Fund Support Team of the number of Common Shares allocated for Directed Share Invitees for which payment has not yet been received. PIMCO Fund Support must then instruct Schwab as to whether an extension should be granted. Schwab, at PIMCO’s instruction, will liquidate all Common Shares allocated for Directed Share Invitees for which payment has not been received.

[1]

PIMCO shall bear sole responsibility for determining whether an individual is a PIMCO Eligible Participant (other than confirming such individual meets Schwab’s account requirements and has the required account balance) and include only such individuals in Exhibit A.

6.	The parties agree that the minimum purchase quantity shall be 100 Common Shares.

7.

Schwab will not receive any compensation directly from PIMCO, or from the compensation paid by PIMCO to the Fund’s underwriters pursuant to the Underwriting Agreement, on Common Shares distributed to Directed Share Invitees pursuant to this agreement.

8.

In connection with the offer and sale of Common Shares to Directed Share Invitees, PIMCO agrees to indemnify, defend and hold harmless Schwab from and against any and all losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising out of or in connection with Schwab’s administration of the Directed Share Invitee purchases pursuant to this letter agreement except to the extent that any such Losses are the result of the gross negligence, bad faith or willful misconduct of Schwab.

9.	Schwab will be subject to the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority, Inc., and all other applicable laws, rules and regulations.

10.	This letter agreement shall not be assignable by any party hereto and shall be governed in all respects by the laws of the State of New York.

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If you are in agreement with the foregoing, please sign where indicated below.

Very truly yours,	Acknowledged and Agreed by:

Pacific Investment Management Company LLC	Charles Schwab & Co., Inc.

By:	By:
Name:	Name:
Title:	Title:

Date: January [ ], 2022	Date: January [ ], 2022

Exhibit A

Issuer Directed Investor

Accounts:	Number of Common Shares
Name of investor	[	]
Name of investor	[	]

Total	[	]

A-1